SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of September 18, 2006 by and among pSivida Limited, an Australian corporation, with headquarters located at Level 12, BGC Centre, 28 The Esplanade, Perth, WA 6000 Australia (the "Company"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

WHEREAS:

A.  The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

B.  The Company has authorized a new series of convertible notes of the Company, which notes shall be convertible into ordinary shares of the Company (the "Ordinary Shares"), which are, as of the date hereof, represented by American Depositary Shares each representing 10 Ordinary Shares and evidenced by an American Depository Receipt ("ADR"), in accordance with the terms of the Notes (as converted, the "Conversion Shares").

C.  Each Buyer wishes to purchase, severally but not jointly, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate principal amount of notes, in substantially the form attached hereto as Exhibit A (the "Notes"), set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (which aggregate principal amount for all Buyers shall not exceed US$6,500,000) and (ii) warrants, in substantially the form attached hereto as Exhibit B (the "Warrants"), to acquire up to that number of additional Ordinary Shares set forth opposite such Buyer's name in column (4) of the Schedule of Buyers (as exercised, the "Warrant Shares").

D.  The Notes bear interest, which at the option of the Company, subject to certain conditions, may be paid in Ordinary Shares ("Interest Shares").

E.  Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a registration rights agreement, substantially in the form attached hereto as Exhibit C (the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Conversion Shares, the Warrant Shares and the Interest Shares under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

F.  Contemporaneously with the execution and delivery of this Agreement, the parties hereto, pSivida Inc. and Castlerigg Master Investments Ltd. (the “Collateral Agent”) are executing and delivering a Subordination Agreement, substantially in the form attached as Exhibit D (the “Subordination Agreement”), pursuant to which the parties thereto agree as to the priority of the repayment of certain indebtedness of the Company and the indebtedness evidenced by the Notes, as well as the rights of each with respect thereto.

G.  The Notes, the Conversion Shares (including ADRs), the Interest Shares (including ADRs), the Warrants and the Warrant Shares (including ADRs) collectively are referred to herein as the "Securities".

NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

1.  PURCHASE AND SALE OF DEBENTURES AND WARRANTS.

(a)  Amount. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below), a principal amount of Notes, as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers, along with Warrants to acquire that number of Warrant Shares as is set forth opposite such Buyer's name in column (4) on the Schedule of Buyers.

(b)  Closing. The closing (the "Closing") of the purchase of the Notes and the Warrants by the Buyers shall occur at the offices of Curtis, Mallet-Prevost, Colt & Mosle LLP, 101 Park Avenue, New York, NY 10178. The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York City Time, two (2) Business Days after, and subject to, satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below (or such later date as is mutually agreed to by the Company and each Buyer).

(c)  Purchase Price. The purchase price for each Buyer (the "Purchase Price") of the Notes and related Warrants to be purchased by each such Buyer at the Closing shall be equal to $1.00 for each $1.00 of principal amount of Notes being purchased by such Buyer at the Closing.

(d)  Form of Payment. On the Closing Date, (A) each Buyer shall pay its aggregate applicable Purchase Price to the Company for the Notes and the Warrants to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions, and (B) the Company shall deliver to each Buyer the Notes (in the principal amounts as such Buyer shall have requested prior to the Closing) which such Buyer is then purchasing along with the Warrants (in the amounts as such Buyer shall have requested prior to the Closing) such Buyer is purchasing, duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

2.  BUYER'S REPRESENTATIONS, WARRANTIES AND COVENANTS.

Each Buyer represents, warrants, covenants and agrees with respect to only itself that:

(a)  No Public Sale or Distribution. Such Buyer is (i) acquiring the Notes and the Warrants, and (ii) upon conversion of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof within the United States or to any U.S. persons, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person (as defined in Section 3(r)) to distribute any of the Securities. Furthermore, in acquiring the Notes and Warrants hereunder, such Buyer has not acquired and is not acquiring any securities (within the meaning used in Section 707(3) of the Australian Corporations Act 2001 (Cwth) (the “Corporations Act”) from the Company with the purpose of selling or transferring such securities or granting, issuing or transferring interests in such securities.

(b)  Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

(c)  Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and in compliance with Australian Securities Laws (as defined below) and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

(d)  Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by such Buyer and have had access to those documents described in Section 3(k) as are generally available to the public. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein and such Buyer represents that, in connection with its purchase of the Securities, it has not relied on any statement or representation by the Company or any of its officers, directors or employees or any of its attorneys or agents, except as specifically set forth in the Transaction Documents (as defined in Section 3(b)). Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(e)  No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(f)  Transfer or Resale. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred in the United States or to U.S. persons unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with such documents, certificates or opinions as the Company may reasonably request to the effect that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended (or a successor rule thereto) (collectively, "Rule 144"); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. The Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, this Section 2(f).

(g)  Legends. Such Buyer understands that the certificates or other instruments representing the Notes and the Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the certificates representing any Securities, except as set forth below, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE][EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE UNITED STATES OR TO ANY U.S. PERSONS (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) IF SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT, SUCH DOCUMENTS, OPINIONS AND CERTIFICATES AS THE COMPANY MAY REASONABLY REQUIRE. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) such holder provides the Company with such documents, certificates or opinions as the Company may reasonably request to the effect that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

(h)  Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer, enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(i)  No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the Registration Rights Agreement and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and Australian Securities Laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder or thereunder.

(j)  Certain Trading Activities. (A) No such Buyer nor its affiliates has directly or indirectly, and no Person acting on behalf of or pursuant to any understanding with such Buyer or its affiliates has directly or indirectly, engaged in any transactions in the securities of the Company (including, without limitations, any Short Sales) since the time that such Buyer was first contacted by the Company, a placement agent or any other Person with respect to the transactions contemplated hereby (the foregoing, a "Prohibited Transaction"). “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers (but does not include any actions to secure available shares to borrow in order to effect Short Sales or similar transactions in the future.)

(B) Such Buyer covenants that neither it, its affiliates, nor any Person acting on its or its affiliate’s behalf or pursuant to any understanding with it or its affiliate will (x) engage in any Prohibited Transaction prior to April 30, 2007 or (y) during the twenty (20) Trading Days (as defined in the Notes) prior to any Optional Redemption Date (as defined in the Notes), engage in any Short Sale or otherwise sell any securities of the Company other than (i) any Conversion Shares received or due to the Buyer at any time upon any conversion of the Note or (ii) any Warrant Shares received or due to the Buyer at any time upon any exercise of the Warrant.

(k)  Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

(l)  Buyer Agent Fees. Such Buyer has taken no action which would give rise to any claim by any Person for brokerage commission, finder’s fees or similar payments by the Company relating to this Agreement or the transactions contemplated hereby ("Buyers' Agent Fees"). The Company shall have no obligation with respect to any Buyers' Agent Fees or with respect to any claims made by or on behalf of other Persons for any Buyers' Agent Fees. Such Buyer shall indemnify and hold harmless each of the Company, its employees, officers, directors, agents and partners and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney’s fees) and expenses suffered in respect of any such claimed or existing Buyers' Agent Fees, as and when incurred.

3.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers as follows:

(a)  Organization and Qualification. The Company and its "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns capital stock or holds an equity or similar interest in excess of 50% of such stock or equity) are entities duly organized and validly existing in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "Material Adverse Effect" means any event or collection of events which individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby and the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform fully its obligations under the Transaction Documents (as defined below). The Company has no Subsidiaries except as set forth on Schedule 3(a).

(b)  Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), the Warrants, the Subordination Agreement and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”), to issue the Notes and Warrants hereunder, and, subject to the Company obtaining the Shareholder Approval (as defined in Section 4(n)), to issue the Interest Shares, Conversion Shares and Warrant Shares in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation the issuance of the Notes and the Warrants, and, subject to the Company obtaining the Shareholder Approval, the issuance of the Conversion Shares issuable upon conversion of the Notes, and the issuance of Warrant Shares issuable upon exercise of the Warrants, have been duly authorized by the Company's Board of Directors and (other than the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement) no further filing, consent, or authorization, other than obtaining the Shareholder Approval, is required by the Company, its Board of Directors or its stockholders. This Agreement and the other Transaction Documents of even date herewith have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(c)  Issuance of Securities. The issuance of the Notes and the Warrants shall be duly authorized and shall be free from all taxes, liens and charges with respect to the issue thereof. Subject to the Company obtaining the Shareholder Approval, upon conversion or in accordance with the Notes or exercise in accordance with the Warrants, as the case may be, the Interest Shares, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares, and, assuming the accuracy of the representations and warranties of the Buyers contained in Section 2, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.

(d)  No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the Warrants and issuance of the Interest Shares, the Conversion Shares and the Warrant Shares) will not, assuming the Company obtains Shareholder Approval as contemplated by Section 4(n), (i) result in a violation of the Constitution (as defined in Section 3(q)) of the Company or any of its Subsidiaries, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Nasdaq Global Market (the "Principal Market")) or the Australian Stock Exchange Limited (the “ASX”) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, in any such case which is reasonably likely to result in a Material Adverse Effect.

(e)  Consents. Except as set forth in Schedule 3(e), the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is not in violation of the listing requirements of the Principal Market or the ASX and has no knowledge of any facts which would reasonably lead to delisting or suspension of the ADRs or the Ordinary Shares in the foreseeable future.

(f)  Acknowledgment Regarding Buyer's Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company, (ii) an "affiliate" of the Company (as defined in Rule 144) or (iii) to the knowledge of the Company, a "beneficial owner" of more than 10% of the Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(g)  No General Solicitation; Placement Agent's Fees. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions relating to or arising out of its retention of any such Person in connection with the transactions contemplated hereby, including the fees payable under the Finder’s Fee Agreement, dated the date hereof, between the Company and Mercury Investments Limited (the “Finder’s Fee Agreement”). The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim. No Buyer shall have any obligation with respect to any claim by any Person for brokerage commission, finder’s fees or similar payments by the Company relating to this Agreement or the transactions contemplated hereby ("Company Advisor Fees") or with respect to any claims made by or on behalf of other Persons for any Company Advisor Fees. The Company shall indemnify and hold harmless each Buyer and their respective employees, officers, directors, agents and partners and their respective affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney’s fees) and expenses suffered in respect of any such claimed or existing Company Advisor Fees, as and when incurred.

(h)  No Integrated Offering. Except for the possibility that the PIPE transaction announced by the Company on Form 6-K on August 24, 2005 (the “PIPE Transaction”) and the convertible note transaction consummated by the Company on November 16, 2005, as amended on July 28, 2006 (the “Previous Convertible Note Transaction”) would be so regarded, none of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any other applicable regulatory provisions requiring stockholder approval, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated; provided, that if the offering of the Securities would be required to be integrated with the PIPE transaction or the Previous Convertible Note Transaction such integration would not violate the 1933 Act or any other applicable regulatory provisions requiring stockholder approval, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated, but excluding the Shareholder Approval (as hereinafter defined). None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will in the future take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

(i)  Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

(j)  Application of Takeover Protections; Rights Agreement. The Company and its board of directors or other similar governing body have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Constitution or the laws of any jurisdiction which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. The Company has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Ordinary Shares or a change in control of the Company.

(k)  SEC and Australian Documents; Financial Statements. During the two (2) years prior to the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC and the ASX and the Australian Securities and Investment Commission (“ASIC”) pursuant to the reporting requirements of the 1934 Act and the Corporations Act, its Regulations and the ASX Listing Rules "Australian Securities Laws") (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents"). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the Australian Securities Laws and the rules and regulations of the SEC or the ASX promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC or the ASX, as applicable, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC and the ASX with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(l)  Absence of Certain Changes. Except as disclosed in Schedule 3(l), since June 30, 2005, there has been no material adverse change and no material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company. Except as disclosed in Schedule 3(l), since June 30, 2005, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $100,000. The Company has not taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company is not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the applicable Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means (i) the present fair saleable value of the Company's assets is less than the amount required to pay the Company's total Indebtedness (as defined in Section 3(r)), (ii) the Company is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) the Company has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(m)  Conduct of Business; Regulatory Permits. Neither the Company nor its Subsidiaries is in violation of any term of or in default under its Constitution or their organizational charter, certificate of incorporation or other organizational documents or bylaws or other governing documents, respectively. Except as set forth in Schedule 3(m), neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect. Since January 27, 2005, (i) the ADRs have been designated for quotation on the Principal Market, (ii) trading in the ADRs has not been suspended by the SEC, the ASIC, the ASX or the Principal Market, other than pursuant to the request of the Company, and (iii) except as set forth in Schedule 3(m), the Company has received no communication, written or oral, from the SEC, the ASIC, the ASX or the Principal Market regarding the suspension or delisting of the ADRs from the Principal Market, other than pursuant to the request of the Company. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, territory or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(n)  Foreign Corrupt Practices. Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any applicable provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(o)  Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof and applicable to it, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

(p)  Transactions With Affiliates. Except as set forth in the SEC Documents filed at least ten days prior to the date hereof and other than as set forth on Schedule 3(p), as of the date hereof, none of the officers, directors or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

(q)  Equity Capitalization. As of the date hereof, the Company has (i) 397,564,507 Ordinary Shares issued and outstanding and (ii) no preferred shares issued and outstanding. All of such outstanding shares have been validly issued and fully paid. Except as disclosed in Schedule 3(q): (i) none of the Company's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; and (iii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities. Except as disclosed in Schedule 3(q), as of the date hereof: (i) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined in Section 3(r)) of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (ii) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Subsidiaries; (iii) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities (including ADRs) under the 1933 Act (except the Registration Rights Agreement); (iv) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (v) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (vi) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyer true, correct and complete copies of the Company's Constitution as in effect on the date hereof (the "Constitution") and the terms of all securities convertible into, or exercisable or exchangeable for, Ordinary Shares and the material rights of the holders thereof in respect thereto.

(r)  Indebtedness and Other Contracts. Except as disclosed in Schedule 3(r), as of the date hereof, neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect. Schedule 3(r) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof or other entity of whatever nature.

(s)  Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by the Principal Market or the ASX, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company, the Ordinary Shares or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, except as set forth in Schedule 3(s).

(t)  Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(u)  Employee Relations. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or enterprise agreement or employs any member of a union or any employees subject to an award. The Company and its Subsidiaries believe that their relations with their employees are good. Except as set forth on Schedule 3(u), no executive officer of the Company or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Company or any such Subsidiary in writing that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary. No executive officer of the Company or any of its Subsidiaries, to the knowledge of the Company or any such Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any such Subsidiary to any liability with respect to any of the foregoing matters.

(ii)  The Company and its Subsidiaries are in compliance with all United States and Australian federal, state, territory, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(v)  Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property, and good and marketable title to all personal property, in each case owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except where failure to have such good and marketable title would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries except where failure to so hold would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(w)  Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted except where failure to so own or possess would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as set forth in Schedule 3(w), none of the Company's material Intellectual Property Rights have expired or terminated, or are expected to expire or terminate, within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding pending, or to the knowledge of the Company, threatened, against the Company or its Subsidiaries regarding its Intellectual Property Rights. The Company is unaware of any facts or circumstances which could reasonably be expected to give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

(x)  Environmental Laws. The Company and its Subsidiaries (i) are in compliance with any and all material Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply or receive could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all Australian and United States federal, state, territory, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(y)  Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(z)  Investment Company. The Company is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(aa)  Tax Status. The Company and each of its Subsidiaries (i) has made or filed all federal and all material, state, foreign and territory income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and for which adequate reserves have been made and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(bb)  Internal Accounting Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

(cc)  Ranking of Notes. Except for Permitted Senior Indebtedness (as defined in the Notes) and the Existing Notes (as defined in the Notes), no Indebtedness of the Company is senior to the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

(dd)  Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) other than pursuant to the Finder’s Fee Agreement or in connection with the PIPE Transaction or the Previous Convertible Note Transaction, paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(ee)  Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Buyers regarding the Company, its business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company and its Subsidiaries taken as a whole is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed. The Company has provided to the Buyers substantially the same level of disclosure and information regarding the business and operations of the Company as was provided to Castlerigg Master Investments, Ltd. and its affiliates in connection with the amendment of such holder’s convertible note.

(ff)  No Offering in Australia. The Company is not issuing the Securities (or the Ordinary Shares underlying any of the Securities) with any purpose or intent that the Buyers should sell or transfer any of the Securities (or the Ordinary Shares underlying any of the Securities) or grant, issue or transfer interests in or options over the Securities, to any Australian resident or Person within Australia.

4.  COVENANTS.

(a)  Best Efforts. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b)  Form D and Blue Sky. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States and the applicable Australian Securities Laws following the Closing Date.

(c)  Reporting Status. Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all the Conversion Shares, Interest Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the "Reporting Period"), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act and all reports required to be filed with ASIC and the ASX pursuant to the Australian Securities Laws, and the Company shall not terminate its status as a foreign private issuer required to file reports under the 1934 Act even if the 1934 Act, the rules and regulations thereunder or the Australian Securities Laws would otherwise permit such termination, except to the extent (i) the Company is redomiciled (whether through merger or otherwise) into the United States or (ii) a successor to the Company replaces the Company as a foreign private issuer under United States securities laws and, in either case, the securities of such successor are listed on an Eligible Market (as defined in the Notes).

(d)  Use of Proceeds. The Company will use the proceeds from the sale of the Securities for general corporate purposes and not for the (i) repayment of any other outstanding Indebtedness of the Company or any of its Subsidiaries except Permitted Indebtedness (other than Permitted Senior Indebtedness) or (ii) redemption or repurchase of any of its or its Subsidiaries' equity securities.

(e)  Financial Information. The Company agrees to send the following to each Investor (as defined in the Registration Rights Agreement) during the Reporting Period unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, (i) within two (2) Business Days after the filing thereof with the SEC, a copy of its Annual Report (on Form 20-F, or such other form as may be available, in the United States), quarterly financial statements and any other current reports on Form 6-K in the United States and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) within one (1) Business Day of the release thereof, facsimile or e-mailed copies of all material press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the stockholders of the Company generally, contemporaneously with the making available or giving thereof to the stockholders. As used herein, "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York, State of New York, U.S.A. or Perth, Australia are authorized or required by law to remain closed.

(f)  Listing. The Company shall promptly secure the listing of all of the Registrable Securities (as defined in the Registration Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which the ADRs are then listed (subject to official notice of issuance) and shall maintain such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the ADRs' authorization for listing on the Principal Market, except to the extent that the Company or a successor has common stock listed on an Eligible Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the ADRs on the Principal Market, except to the extent that the Company or a successor has common stock listed on an Eligible Market. On or prior to the issuance of any Interest Shares, Conversion Shares or Warrant Shares, the Company will apply to the ASX for quotation of the relevant underlying Ordinary Shares on the ASX on the date such Ordinary Shares are issued by lodging an Appendix 3B as required under the ASX Listing Rules. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

(g)  Fees. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers; provided, however, that if the Company fails to obtain Shareholder Approval pursuant to Section 4(n), then the Company shall pay all reasonable, documented legal expenses incurred by the Buyers in connection with the transactions described in this Agreement and related documents, provided that the Buyers shall first deliver to the Company documentation reasonably evidencing such expenses.

(h)  Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by an Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities, to the extent permitted by applicable law. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting such a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor; provided that the Company shall not be required to agree to any further obligation or potential liability, or incur any costs or expenses, beyond those which are as set forth herein.

(i)  Disclosure of Transactions. On or before 8:30 a.m. New York time, on the Business Day following Closing, the Company shall file a Current Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (other than the schedules to this Agreement), the form of Notes, the form of Warrants and the form of Registration Rights Agreement) as exhibits to such submission (such submission including all attachments, the "6-K Filing"). From and after the submission of the 6-K Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing or in some other public filing or public disclosure. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing with the SEC without the express written consent of such Buyer. In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to require the Company to make promptly a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information. Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).

(j)  Corporate Existence. So long as any Buyer beneficially owns any Notes or Warrants, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

(k)  Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

(l)  Additional Issuances of Securities.

(i)  Except with respect to any further issuances of Notes, from the date hereof until the earlier of (i) the date on which no Notes remain outstanding, or (ii) the two-year anniversary of the Closing Date, the Company will not, directly or indirectly, offer, sell, issue, allot, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Ordinary Shares (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement"), unless the Company shall have first complied with this Section 4(l).

(ii)  The Company shall deliver to each Buyer a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which notice may be delivered at any time before or after the closing of the issuance, sale or exchange of the Offered Securities but in no event later than ten (10) Business Days after such closing. The Offer Notice shall (w) identify and describe the Offered Securities, (x) describe, if known, the price (the “Offer Price”) and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, and (y) offer to issue to each Buyer, in exchange for accrued and unpaid principal, interest or late charges outstanding under the Notes (the “Outstanding Amount”) held by such Buyer at the time of the Offer, a number of Offered Securities having an aggregate Offer Price up to the Outstanding Amount.

(iii)  To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the tenth (10th) Business Day after such Buyer's receipt of the Offer Notice (the "Offer Period"), setting forth the number of Offered Securities which such Buyer elects to purchase in exchange for Outstanding Amounts (the "Notice of Acceptance"). The Company shall have one hundred eighty (180) days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers, but only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice.

(iv)  Upon the later of (i) closing of the issuance, sale or exchange of the Offered Securities, or (ii) fifteen (15) Business Days after receipt of the Notice of Acceptance, the Buyers shall deliver to the Company the Notes evidencing the Outstanding Amount to be exchanged for Offered Securities, and the Company shall issue to the Buyers the number or amount of Offered Securities specified in the Notices of Acceptance, upon the terms and conditions specified in the Offer. The Company shall issue to the Buyers new Notes in the amount of any Outstanding Amount, if any, that remains outstanding after the Closing of the issuance, sale or exchange of the Offered Securities.

(v)   Notwithstanding the foregoing, the Buyers’ right to participate in Subsequent Placements pursuant to this Section 4(l) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes) or with respect to any securities of AION Diagnostics.

(m)  Tax Adjustments.

(i)  All payments (including issuance of Interest Shares) by the Company to any Buyer (including, for the purposes of this Section 4(m), their respective assignees) in regard or in connection with its ownership of the Notes, the issuance of Interest Shares and the conversion of the Notes into stock shall be made free and clear of and without deduction for any present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto; excluding, however, the following: taxes based on or measured by the net income of a Buyer by the jurisdiction of Buyer's applicable lending office or any political subdivision thereof and taxes imposed on a Buyer by reason of its being connected with the Commonwealth of Australia or any state or territory thereof otherwise than as a result of such Buyer's activity in connection with the acquiring of the Securities or by such Buyer's mere holding of the Securities (all such non-excluded taxes, levies, imposts, deductions, charges or withholdings and all liabilities with respect thereto, "Taxes").

(ii)  In the event that any withholding or deduction from any payment to be made by the Company under the Notes or from the issuance of any Interest Shares or upon the conversion of the Notes into stock is required in respect of any Taxes, then the Company shall promptly:

(A)  pay directly to the relevant authority the full amount required to be so withheld or deducted;

(B)  (but in any event within 30 days) forward to such Buyer an official receipt or other documentation satisfactory to such Buyer evidencing such payment to such authority; and

(C)  pay to such Buyer such additional amount or amounts as is necessary to ensure that the net amount actually received by such Buyer will equal the full amount such Buyer would have received had no such withholding or deduction been required;

If the Company fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to such Buyer the required receipts or other required documentary evidence, the Company shall indemnify such Buyer for any incremental Taxes, interest, penalties, expenses and costs that may become payable or are incurred by such Buyer as a result of any such failure. Such indemnification shall be paid within 10 days from the date on which Buyer makes written demand therefore specifying in reasonable detail the nature and amount of such Taxes and other costs.

(iii)  The Company shall not set off or deduct any sum from any payment due under this Agreement whether in respect of any claim, counterclaim, right of set-off or otherwise howsoever.

(n)  Shareholder Approval. The Company shall hold a special or annual meeting of shareholders of the Company (the "Shareholder Meeting"), which shall be promptly called and held not later than September 30, 2006 (the "Shareholder Meeting Deadline"), seeking such shareholder approval of resolutions providing for the Company's issuance of all of the Interest Shares, the Conversion Shares upon conversion of the Notes and the Warrant Shares upon exercise of the Warrants (including resolutions in accordance with ASX Listing Rule 7.1) in accordance with the rules of the Principal Market and Australian Securities Law in connection with the transactions contemplated by this Agreement (such approval being referred to herein as the "Shareholder Approval"), and the Company shall solicit its shareholders' approval of such resolutions and recommend to the shareholders that they approve such resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Meeting Deadline. For the purpose of preparing the notices calling the Shareholder Meeting, each Buyer shall provide to the Company, upon reasonable request by the Company, such information about the Buyer that is required to be disclosed to the shareholders of the Company in accordance with the Australian Securities Laws, and which the Company cannot otherwise obtain from publicly available sources.

5.  REGISTER; TRANSFER AGENT INSTRUCTIONS.

(a)  Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Notes or Warrants), a register for the Notes and the Warrants, in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of the Notes or Notes held by such Person and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available during business hours for inspection by any Buyer or its legal representatives upon prior written notice.

(b)  Transfer Agent Instructions. Upon obtaining Shareholder Approval, the Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares, the Interest Shares, if any, and the Warrant Shares in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Notes or exercise of the Warrants in the form of Exhibit E attached hereto (the “Irrevocable Transfer Agent Instructions”). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent with respect to the Securities, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f) and satisfies the conditions applicable to the Buyer set forth in the Transfer Agent Instructions entered into simultaneously herewith, the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares, Interest Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

6.  CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Notes and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(a)  Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(b)  The Collateral Agent and the Buyers shall have executed and delivered the Subordination Agreement.

(c)  Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price for the Notes and the related Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(d)  The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

7.  CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

The obligation of each Buyer hereunder to purchase the Notes and the related Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(a)  The Company shall have executed and delivered to such Buyer (A) each of the Transaction Documents and (B) the Notes (in such principal amounts as such Buyer shall request) and the related Warrants (in such amounts as such Buyer shall request), in each case, which are being purchased by such Buyer at the Closing pursuant to this Agreement.

(b)  pSivida Inc. and pSivida Limited shall have executed and delivered the Subordination Agreement.

(c)  Such Buyer shall have received the opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP, the Company’s outside U.S. counsel, and Blake Dawson Waldron, the Company’s outside Australian counsel, each dated as of the Closing Date, in form, scope and substance satisfactory to such Buyer, acting reasonably.

(d)  The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, which instructions shall be delivered to and acknowledged in writing by the Company's transfer agent.

(e)  The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions approving the transactions contemplated hereby as adopted by the Company’s board of directors in a form reasonably acceptable to such Buyer, and (ii) the Constitution of the Company, each as in effect on the Closing Date.

(f)  The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer.

(g)  The ADRs (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

(h)  The Company shall have obtained all governmental, regulatory or third party consents and approvals, including the Shareholder Approval, necessary for the issuance and sale of the Securities.

(i)  The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

8.  TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on or before December 1, 2006 due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, if this Agreement is terminated pursuant to this Section 8, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(g) above.

9.  MISCELLANEOUS.

(a)  Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)  Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(c)  Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)  Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e)  Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of at least a majority of the aggregate number of Registrable Securities issued and issuable hereunder, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

(f)  Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

pSivida Limited
400 Pleasant Street
Watertown, Massachusetts 02472
U.S.A.
Facsimile: (617) 926-5050
Attention: General Counsel

with a copy to:

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, N.Y. 10178
U.S. A.
Facsimile: (212) 697-1559
Attention: Lawrence Goodman, Esq

If to the Transfer Agent:

Citibank, N.A.
388 Greenwich Street,
14th Floor
New York, New York 10013
U.S.A.
Facsimile: (212) 816-68650
Attention: Paul Martin

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

with a copy (for informational purposes only) to:

Rohit Bhoothalingam
Vice President & Legal Counsel
Navigator Asset Management Advisers Limited
33 Cork Street
London W1S 3NQ
United Kingdom
(p) +44 (20) 7494 5900
(f) +44 (20) 7497 5901

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(g)  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. Except in accordance with the provisions of Section 5(a) of the Note, the Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate number of Registrable Securities issued and issuable hereunder, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). A Buyer may assign some or all of its rights hereunder to Persons who assume such Buyer's obligations hereunder and who are capable of making the representations and warranties made by such Buyers hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights; provided that the number of persons deemed to be Buyers pursuant to this Section 9(g) shall not be greater than 3.

(h)  No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i)  Survival. The representations and warranties of the Company and the Buyers contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j)  Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)  Indemnification. In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, or (iii) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents; provided, that the Company shall not have to indemnify any Indemnitee for any Indemnified Liabilities to the extent that such Indemnified Liabilities result from (x) any such Indemnitee's breach of any representation or warranty contained in this Agreement or failure to perform any covenant or agreement contained in this Agreement, (y) such Indemnitee's gross negligence, willful default, recklessness or bad faith in performing its obligations under this Agreement or (z) the fact that the Indemnitee's execution, delivery or performance of this Agreement and the Registration Rights Agreement and the consummation of the transactions contemplated hereby and thereby (A) resulted in a violation of the organizational documents of such Indemnitee; (B) conflicted with, or constituted a default (or an event which with notice or lapse of time or both would have become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Indemnitee was a party; or (C) resulted in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and Australian Securities Laws) applicable to such Indemnitee. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

(l)  No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m)  Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

(n)  Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state, territory or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(o)  Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

[Signature Page Follows]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

PSIVIDA LIMITED

By:	/s/ Michael J. Soja
Name: Michael J. Soja
Title: Vice President of Finance and Chief Financial Officer

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

ABSOLUTE OCTANE FUND

By:	/s/ Florian Homm
Name: Florian Homm
Title: Chief Investment Officer

AUSTRALIAN IT INVESTMENTS LIMITED

By:	/s/ Gary Williams
Name: Gary Williams
Title: Director – Alternate to M. Spittal

ABSOLUTE EUROPEAN CATALYST FUND

By:	/s/ Florian Homm
Name: Florian Homm
Title: Chief Investment Officer

[Signature Page to Securities Purchase Agreement]

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)
Buyer	Address and Facsimile Number	Aggregate Principal Amount of Notes	Aggregate Number of Warrants	Legal Representative's Address and Facsimile Number

Australian IT Investments Limited.	c/o Trident Trust Company 11 Bath Street, St. Helier Jersey JE4 8UT Channel Islands Fax:	US$ 1,090,950	490,928	Rohit Bhoothalingam Vice President & Legal Counsel Navigator Asset Management Advisers Limited 33 Cork Street London W1S 3NQ United Kingdom (p) +44 (20) 7494 5900 (f) +44 (20) 7497 5901

Absolute Octane Fund	215 North Church Street P.O. Box 10630 APO Grand Cayman Cayman Islands Fax:	US$ 2,409,050	1,084,073	Rohit Bhoothalingam Vice President & Legal Counsel Navigator Asset Management Advisers Limited 33 Cork Street London W1S 3NQ United Kingdom (p) +44 (20) 7494 5900 (f) +44 (20) 7497 5901

Absolute European Catalyst Fund	215 North Church Street P.O. Box 10630 APO Grand Cayman Cayman Islands Fax:	US$ 3,000,000	1,350,000	Rohit Bhoothalingam Vice President & Legal Counsel Navigator Asset Management Advisers Limited 33 Cork Street London W1S 3NQ United Kingdom (p) +44 (20) 7494 5900 (f) +44 (20) 7497 5901

EXHIBITS

Exhibit A	Form of Notes
Exhibit B	Form of Warrant
Exhibit C	Registration Rights Agreement
Exhibit D	Subordination Agreement
Exhibit E	Irrevocable Transfer Agent Instructions